CONSENT OF MARK EDWARDS

The undersigned hereby consents to: (i) the disclosure of mineral resource estimates for certain properties in the Northern Territory of Australia contained in the Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016 (the “MD&A”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2017, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of my name in the MD&A and the 40-F.

Signed “Mark Edwards”
____________________________
Mark Edwards, FAusIMM, MAIG
Geology Manager, Northern Territory Operations, Australia

Date: April 2, 2018